GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

January 3, 2018

VIA EDGAR SUBMISSION

Ron Alper
United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549

Re:          GMCI Corp.
Amendment No. 1 to Form 10-12G
Filed October 24, 2017
File No. 000-54629

Dear Mr. Alper:

We are in receipt of your comment letter dated November 14, 2017, regarding GMCI Corp.'s Amendment No. 1 to Form 10-12G filed on October 24, 2017. As our counsel discussed with Mr. Alper, we are preparing the financial statements for the period ended September 30, 2017 to be included in the next amendment to the Form 10-12G. Upon finalizing the 9/30/2017 financial statements and upon review by our auditor, we will then file the 10-Q for the period ended 9/30/2017 and the amendment no. 2 to the Form 10-12G.

If you have any question, please contact our counsels Jason Ye, Of Counsel, or Yarona Yieh, Of counsel, at Ortoli Rosenstadt LLP at 212-588-0022.

Very truly yours,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer